Exhibit 99.1

November 4, 2026

To All Applicable Exchanges and Securities Administrators

Subject:	GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED (the “Issuer”)
Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer’s upcoming meeting of securityholders:

Meeting Type:	Extraordinary General Meeting
Meeting Date:	December 7, 2026
Record Date for Notice of Meeting:	November 11, 2026
Record Date for Voting (if applicable):	November 11, 2026
Beneficial Ownership Determination Date:	November 11, 2026
Class of Securities Entitled to Vote:	Class A Ordinary Shares Class B Ordinary Shares
ISIN:	KYG4092C1318
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	Yes
Notice and Access for Beneficial Holders:	No
Notice and Access for Registered Holders:	No

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

Odyssey Trust Company

as agent for GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED